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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

                                GETTHERE, INC.
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                      (Name of Subject Company (issuer)

                          GetThere Acquisition Corp.
                     SABRE HOLDINGS CORPORATION (OFFEROR)
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                     (Names of Filing Persons (Offerors))

                       COMMON STOCK, $0.0001 PAR VALUE
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                        (Title of Class of Securities)

                                   374266104
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                     (CUSIP Number of Class of Securities)

JAMES F. BRASHEAR, MD 4204, 4255 AMON CARTER BOULEVARD, FORT WORTH TX 76155 USA
                                 (817) 967-1273
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                          Calculation of Filing Fee
     ------------------------------------------------------------------------
        Transaction valuation*                     Amount of filing fee
           $899,664,039.50                             $179,932.81
     ------------------------------------------------------------------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by GetThere Acquisition Corp. of 50,685,298 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of GetThere Inc. (the "Company"), at a purchase price in cash of $17.75 per share, representing all the Common Stock outstanding taking into account the conversion of any outstanding options or warrants.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $179,932.81
     Form or Registration No.: Schedule TO
     Filing Parties: GetThere Acquisition Corp., Sabre Holdings Corporation Date Filed: September 14, 2000

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to RULE 14d-1.

/ /  issuer tender offer subject to RULE 13e-4.

/ /  going-private transaction subject to RULE 13e-3.

/ /  amendment to Schedule 13D under RULE 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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      This Amendment No. 1 filed on September 14, 2000, to the Schedule TO filed on September 11, 2000, relates to the offer by GetThere Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of GetThere Inc., a Delaware corporation (the "Company"), at a purchase price of $17.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, together with the Offer to Purchase, constitutes the "Offer".

ITEM 11.  ADDITIONAL INFORMATION

      Item 11 is hereby amended to add the following information:

      On September 12, 2000, the Federal Trade Commission granted early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

ITEM 12.  EXHIBITS

      Item 12 is hereby amended to add the following exhibits:

      (a) (1) (I)     Press Release issued by Parent on September 13, 2000.

      (a) (5)         Excerpts from Parent's Employee "Town Hall"
                      Teleconference with William J. Hannigan, Chairman of the Board, President and Chief Executive Officer of Parent.


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                                  SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SABRE HOLDINGS CORPORATION

                                            By: /s/ JEFFERY M. JACKSON
                                                ------------------------------

                                                Name:  Jeffery M. Jackson
                                                Title: Chief Financial Officer


                                            GETTHERE ACQUISITION CORP.

                                            By: /s/ JAMES E. MURPHY
                                                ------------------------------

                                                Name:  James E. Murphy
                                                Title: Treasurer

Dated: September 14, 2000